Exhibit 11.1

Bioceres Crop Solutions Corp.

Code of Conduct and Ethics

ii

Code of Conduct and Ethics

1CHAPTER I

1.1Purpose

Bioceres Code of Conduct and Ethics (hereinafter, the “Code”), approved by the members of the Audit Committee and the Chairman of the Board of Directors, sets forth the guidelines and principles necessary to promote and ensure the organization conducts business in accordance with the highest values of ethics, honesty and integrity, including the organization’s internal and external business relations and its relations with the community.

The Audit Committee, composed by a team of independent directors, shall be responsible, together with the General Counsel and Chief Compliance Officer, for ensuring the dissemination and revision of the Code, and to assist with enforcing compliance therewith.

Employees may use an anonymous form available at http://www.biocerescrops.com/code-of-ethics or the email address ethics@biocerescrops.com, both directed to the General Counsel and Chief Compliance Officer, to submit any complaints, inquiries and/or notices of violations or alleged violations of this Code, other company policies, and/or any applicable laws in effect. All employees shall also have access to submit any complaints, inquires, and/or notices of violations or alleged violations of this Code directly to the Audit Committee via the email address natalia.zang@biocerescrops.com. Any report, complaint, or inquiry concerning a violation or alleged violation shall be kept confidential to the greatest extent possible under the circumstances and in accordance with this Code.

1.2Scope

The Code applies to all employees and officers of Bioceres Crop Solutions Corp. (the “Company”) and to all employees and officers of its controlled companies (either “Bioceres Group” and/or “Bioceres”). For purposes of this Code, “control” means ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of a legal entity.

The Code is also applicable to all members of the Board of Directors of the Company and the board of directors of Bioceres’ controlled companies.

1.3Bioceres Mission Statement

Bioceres is a fully-integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers.

Bioceres’ mission and approach focus on developing On-Farm Technologies, seeking to improve crop yields and create added value for producers.

1.4Bioceres Culture

The main features identifying Bioceres’ directors, officers and employees are:

•Passion

•Professional competence

•Transparency

•Generosity

1.5Compliance with Laws, Rules and Regulations

Bioceres seeks to conduct its activities in faithful compliance with the applicable laws, rules and regulations in effect in every jurisdiction where it operates.

All directors, officers and employees shall know and get acquainted with, upon proper training, the laws, rules and regulations applicable to their activities. No director, officer or employee may participate in any illegal activity in the performance of Bioceres’ business, nor in their every-day functions, and no director, officer or employee shall instruct any other to do so.

This Code and the compliance therewith are subject to applicable laws, rules and regulations of jurisdictions other than the Argentine Republic. Therefore, in the event of a conflict between the requirements of this Code, the applicable laws in the Argentine Republic, and/or those of any other jurisdiction, directors, officers and/or employees whose activities may be impacted by such conflict shall immediately consult the General Counsel and Chief Compliance Officer in order to determine the appropriate course of action, via the email address jose.roque@biocerescrops.com.

Bioceres requires that its directors, officers and employees act in good faith and with due respect for the laws, rules and regulations that may impact their activities.

1.6Integrity and Transparency

Bioceres is committed to conduct its activities with integrity and in accordance with the highest moral and ethical standards, acting at all times in a manner that furthers Bioceres’ goals of transparency and of the values of honesty, righteousness and good faith, in their relations both within and outside of the Bioceres Group.

Bioceres supports and is committed to advancing and guaranteeing fundamental human rights, and it adheres to the principles set forth in the United Nations Universal Declaration of Human Rights and in the main Conventions of the

International Labor Organization (ILO).

In this regard, Bioceres commits to:

(i)	Support and respect the protection of internationally recognized fundamental human rights; and ensure that it is not complicit in human rights abuses.
(ii)

Uphold the freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced or compulsory labor; the effective elimination of child labor; and the elimination of discriminatory practices in employment and occupation.

(iii)	Comply with and promote compliance with environmental regulations.
(iv)	Not to accept, tolerate, or associate with any form of corruption.

1.7Waivers and Amendments

Any amendment (as defined below) to this Code, or any waiver (defined below) or an implicit waiver (defined below) from a provision of this Code for the principal executive officer, principal financial officer, principal accounting officer or controller, or any directors of the Company, or persons performing similar functions, is required to be disclosed in the Company’s Annual Report on Form 20-F or through a website disclosure.

A “waiver” means the approval by the Company’s Board of Directors of a material departure from a provision of the Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an officer or director of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative, or other non-substantive amendments hereto.

All persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Company expects full compliance with this Code.

2CHAPTER II

2.1Equal Opportunities

Bioceres offers equal opportunities to all employees and qualified applicants for employment, without regard to their race (including traits that are historically associated with race, such as hair texture and protective hairstyles), caste, religion (including religious dress and grooming), color, creed, ancestry, marital status, registered domestic partner status, sex, sexual orientation, gender identity, gender expression, pregnancy, childbirth and related conditions (including breastfeeding), age, citizenship status, ethnicity, nationality, national origin (including language use and possession of a driver’s license issued to persons unable to prove their presence in the United States is authorized under federal law), physical and/or mental disability, medical condition (including diagnosis or history of cancer), genetic characteristics or genetic information, veteran status, military service, or any other characteristics protected by applicable laws. Bioceres directors, officers and employees shall be treated with dignity and respect to maintain a work environment free of retaliation, discrimination, and harassment, including sexual harassment, whether physical, verbal or psychological.

The diversity of Bioceres directors, officers and employees constitutes a valuable asset of the Company. Bioceres is committed to fostering said diversity and recognizes that such a heterogeneous work force offers numerous benefits, including creativity, a variety of problem resolution methods, and the ability to work effectively as a global company.

The Company is firmly committed to providing equal opportunities in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.

Bioceres further commits to:

(i)	endeavor to demonstrate integrity in its actions, decisions and statements;
(ii)	value and respect employees and members of the community;
(iii)	promote good performance and encourage creativity;
(iv)	provide promotion opportunities to the most highly-qualified employees within Bioceres Group;
(v)	encourage and maintain open communications through the adoption of an open- door policy.

2.2Human Resources

Bioceres reaffirms that human resources are an essential and key factor for the Company development throughout the years. Therefore, it is committed to creating, maintaining and protecting the necessary conditions to allow the development and improvement of the abilities, skills and knowledge of all officers and employees, thus ensuring efficient achievement of the assigned goals.

Officers and employees shall make an effective, efficient and economical use of the resources and materials they are provided with, in order to successfully achieve the assigned goals and tasks.

Bioceres pursues a policy aimed at rewarding merit and commits to offer equal opportunities to all officers and employees of Bioceres Group.

2.3Workplace Health and Safety

Bioceres desires a healthy, reliable and safe work environment for its officers, employees and interns, that is free of health and safety risks. Every officer and employee are responsible for the safe use of Bioceres’ equipment and materials they engage with and the safe maintenance of equipment and materials they are responsible for. Furthermore, each employee shall take responsibility for informing his/her superiors on any unsafe practices or conditions and any other potentially avoidable situations in the workplace that may pose a health or safety risk. All employees are responsible for giving immediate notice in the event that an accident should take place.

In order to help maintain a safe and healthy workplace, Bioceres complies with all applicable environmental laws and regulations.

Any acts or threats of violence directed by a director, officer or employee towards another person, or such person’s family, are totally unacceptable. Such actual or threatened violence, whether direct or indirect, expressed either by means of words, gestures or symbols, violates Bioceres’ policies and are contrary to its desire to provide a safe working environment for its personnel. Therefore, such conduct will not be tolerated and will be subject to strict disciplinary measures, up to and including termination of employment.

The possession of weapons or other dangerous objects is strictly prohibited on the part of any employee, except for authorized security personnel. Any employee in possession of an item of this kind while at work will be subject to appropriate disciplinary action, up to and including termination of employment.

Bioceres will not tolerate sexual harassment or other illicit behaviors in the workplace, whether committed by a colleague, superior, client, contractor, supplier, or any other. Derogatory actions, words, jokes, or comments based on sex, race, ethnic group, sexual orientation, age, religion or disability of any person will not be tolerated at Bioceres.

Bioceres is committed to provide a safe workplace. If its employees feel subjected to harassment of any kind, Bioceres offers various ways to address these concerns. Initially, the employee may request the offending employee or individual to cease the behavior involved. If the inappropriate behavior continues, or if the employee feels uncomfortable confronting the individual about his/her behavior, the employee can make use of Bioceres’ open doors and/or reporting policies and procedures to inform a superior about the situation. Employees may also use an anonymous form available at http://www.biocerescrops.com/code-of-ethics or the email address ethics@biocerescrops.com, which will be directed to the General Counsel and Chief Compliance Officer, to submit any complaint, violation or suspected violation. Employees may also resort to the Audit Committee to report the misconduct via the email address natalia.zang@biocerescrops.com. Complaints of sexual harassment or other unlawful behavior are serious matters.

Bioceres expects employees to inform their superiors of prohibited behaviors, and expects Bioceres’ leaders to take appropriate action upon such allegations. If an investigation confirms that a person’s conduct was inappropriate, Bioceres will take appropriate action in accordance with company policy, in accordance with and subject to any governing legal authorities.

Bioceres is committed to maintain a drug-free workplace; therefore, the possession, sale, distribution, production, use, transportation or purchase of any illegal drug or unauthorized substance is strictly prohibited. Illegal drugs include marijuana, cocaine, heroin, amphetamines and other unauthorized substances.

Being under the influence of alcohol is also prohibited in Bioceres during working hours.

Under no circumstances will Bioceres permit that its employees, of any hierarchy within the organization:

(i)

discriminate or act with hostility toward one another on account of prejudice based on any protected characteristic, including but not limited to race, religion, color, sex, age, nationality, physical disability, etc;

(ii)	insinuate or make comments that might create an intimidating, hostile, or offensive atmosphere;
(iii)	conduct oneself in a violent manner or a manner that promotes violence;
(iv)	be under the influence of alcoholic drinks or illegal substances while completing their work; and/or
(v)

exercise disrespectful treatment, whether verbally or physically, by the employer or a group of employees toward another employee, with the intention of intimidating, humiliating, mocking, and/or causing such employee to leave the organization (also known as mobbing and bullying).

2.4	Protection and Proper Use of Bioceres’ Assets / Corporate Opportunities

All employees, officers and directors shall endeavor to protect Bioceres’ assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Bioceres’ profitability.

All Bioceres’ assets shall be used for legitimate business purposes. Bioceres’ assets also include intangible assets, namely: intellectual property, trade secrets, patents, trademarks, plant varieties and copyrights, as well as any information related to business, marketing and business plans, engineering and manufacturing ideas, designs, know-how, databases, records, salary information and any financial data and reports.

Unauthorized use or distribution of these intangible assets violates Bioceres’ confidentiality policy. It could also be illegal and result in civil penalties.

Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with Bioceres during their employment. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

2.5Obligations of Personnel

Bioceres officers and employees undertake the obligations of loyalty, competence, professionalism, righteousness, preparation and dedication towards the achievement of Bioceres’ goals.

Bioceres officers and employees are requested to cultivate and develop new skills, abilities and knowledge, as well as to act with true respect for the organization structures.

Bioceres and its directors, officers and employees shall, at all times, be mindful of exercise respect for individuals, for their dignity, and for Company values, avoiding any kind of discrimination on account of a protected characteristic, including sex, racial or ethnic origin, nationality, age, political opinion, religion, health condition, sexual orientation, and economic or social situation.

3CHAPTER III

3.1Bioceres Policies

Bioceres is a group of companies, whose policies are collectively aimed at creating an organization that is:

●	Innovative, focused on the Knowledge Society paradigm, and oriented towards the market and customers;
●	Oriented towards information sourcing from genetics;
●	A coordinator of an inclusive network of contracts aimed at developing competitive agro-biotechnological solutions;
●	A coordinator of business units with an emphasis on profit and equity;
●	Flexible, based on the individual and collective development of the persons taking part in the network, promoting empowerment as a strategic, operative and competitive key;

●	Based on the intellectual property right, in its broadest sense;
●	Open to the incorporation of new shareholders and investors;
●	Committed to the environment and communities it operates in or impacts; and
●	Committed to the competitiveness of the agri-food sector, both national and international.

3.2Conflict of Interest

A conflict of interest arises when a personal interest interferes with the interests of Bioceres; for instance, potential situations of conflict of interests are: (i) participating in decision making referred to any business with companies, corporations or entities in which either the employee or a member of his/her family may have personal interests, or also when the employee or a member of his/her family may take personal advantage of such decisions; or (ii) using the Bioceres name and/or the name of any of the companies of Bioceres Group to obtain personal advantages (hereinafter, a “Conflict of Interest”).

A true or apparent Conflict of Interest may impair decision making at work, interfere with the efficient performance of duties and responsibilities, and also damage Bioceres.

Therefore, any Conflict of Interest and/or any appearance of a Conflict of Interest (“Apparent Conflict of Interest”) should be avoided at all times during one’s employment with the Company. An Apparent Conflict of Interest may arise from a situation, conduct, or action not resulting in a real Conflict of Interest.

It is not possible to list every situation that may lead to a Conflict of Interest or Apparent Conflict of Interest. However, every employee is expected to promptly inform the General Counsel and Chief Compliance Officer and/or the Audit Committee, if any of the following situations occurs: (i) if you have, or may have, a Conflict of Interest or an Apparent Conflict of Interest; and/or (ii) if you perform, or are going to perform, work duties or other related actions that may lead to a Conflict of Interest or Apparent Conflict of Interest.

3.3Benefits and Gifts

3.3.1Gifts

The occasional exchange of gifts and business courtesies, such as entertainment and/or gifts of small value, is allowed only and inasmuch as (i) they are traditional gifts (for instance, business meals, tickets to sporting events or other entertainment venues, or promotional material usually distributed), and (ii) they do not affect independent and objective decision-making on behalf of Bioceres.

However, accepting multiple gifts from one business partner, even if they are traditional gifts, may lead to an unacceptable Conflict of Interest.

It is not possible to provide for every situation that may occur as regards the exchange of business gifts and courtesies. Nevertheless, the following are some examples of gifts that may give rise to a Conflict of Interest: the request, acceptance, or offer of personal payments for the provision of specific services on the part of Bioceres. Bioceres rejects all forms of payments or incentives intended to unduly influence any commercial decision.

Any employee receiving a gift other than those identified in the first paragraph of this Section, i.e. a non-traditional and/or high-value gift, will promptly inform the General Counsel and Chief Compliance Officer and/or the Audit Committee of such fact, who will decide whether or not it is appropriate to accept. If it is determined that the gift should be declined, the employee shall politely explain these policies to the supplier. If, on the other hand, it is determined that the gift should be accepted, the employee can take it and explain to the supplier that the item will be donated to charity, or raffled among Bioceres employees as instructed to do so.

3.3.2Travel

Bioceres officers and employees shall not accept any travel invitations in their capacity as an employee of the Company without the prior approval of the General Counsel and Chief Compliance Officer, or the Audit Committee.

4CHAPTER IV

4.1Values with Our Customers

“Who recognize value to a Bioceres solution.”

4.1.1Customer satisfaction

Meeting and exceeding customers’ expectations is Bioceres’ constant goal. That is why Bioceres’ priority is to ensure the quality and safety of its products and services.

Bioceres follows strict safety procedures in its collaboration and production processes in order to guarantee the quality of the products reaching the customers.

Bioceres maintains a fluent communication channel with its customers and is always ready to take care of their doubts, inquiries and suggestions, and to respond to their claims.

4.1.2Transparency in commercialization

Serving customers is the focal point of Bioceres’ operations and business practices. Thus, Bioceres endeavors to maintain the highest ethical standards in the commercialization of its products and services. These are presented in a precise and honest manner, avoiding misleading impressions in customer-targeted communications.

Bioceres makes sure that every advertisement complies with the legal regulations and standards in effect.

4.1.3Personal data protection

At Bioceres, the privacy of every person is respected, and all necessary and required precautions are taken in order to protect customers’ personal data.

Bioceres is committed to maintaining its customers’ personal information private, undertaking full compliance with all applicable laws on privacy.

4.2Values of Market Competition

4.2.1Promote fair competition practices

Bioceres seeks to outdo competitors in a fair and honest manner, attaining competitive advantages as a result of superior performance, and never through illegal or unethical commercial practices.

Bioceres is a dynamic, yet always honest, commercial competitor.

The laws that govern competition and commercial practices vary throughout the world, and it is Bioceres’ intention to abide by them.

4.2.2Prevent bribery and corruption

At Bioceres, commercial relations are based on trust, transparency and responsibility. Bioceres rejects all forms of payments or incentives intended to unduly influence any commercial decision.

Bioceres prohibits all forms of corruption (bribery, commissions, fraud, etc.) and will, therefore, not establish or maintain relations with anyone not conforming to said principle.

Bribes, commissions or handouts of any kind are unethical, illegal and in breach of this Code. Should any person at Bioceres be faced with a proposal violating these guidelines, he/she shall immediately inform the General Counsel and Chief Compliance Officer to receive instructions on the way to act.

5CHAPTER V

5.1Intellectual Property

Bioceres Group protects and respects proprietary and third-party Intellectual Property. Intellectual Property is understood to include patent rights, patent applications, industrial and trade secrets, plant varieties, breeders’ rights, know-how, trademarks and service marks, trademark and service mark applications, commercial data, logos, names, designs and copyrights.

Likewise, Bioceres respects all national laws and international treaties protecting Intellectual Property, both in the country and throughout the world.

5.2Confidential Information

It is imperative for Bioceres that all employees, officers, and directors keep confidential all information about Bioceres’ operations and business activities and information regarding Bioceres’ customers, to the extent such confidentiality is permitted by law.

Bioceres employees and officers sign a confidentiality and rights ownership agreement whereby they commit not to reveal Bioceres’ or customers’ confidential information, including trade secrets, unless such disclosure is legally mandated. This non-disclosure obligation remains in effect during the whole term of employment relationship and even after termination of employment or service, or upon retirement, if said information continues to be confidential pursuant to applicable legal authorities. Any employee, officer, or director who questions whether information he or she originates or acquires is confidential shall ask his or her superior or the General Counsel and Chief Compliance Officer to analyze the particular case.

Notwithstanding the foregoing, the general principle that shall guide employees, officers and directors is that Bioceres considers confidential any information that has not been made public and which might be useful for, or desired by, others for any reason.

5.3Protection of the Environment

Bioceres is committed to developing its products and services minimizing environmental impact and implementing proposals that preserve natural resources and the environment.

Bioceres complies with all applicable environmental legislation, has all the required environmental permits and counts with internal mechanisms for the control and fulfillment of environmental policies.

5.4Contribution to our Communities

Bioceres makes a commitment to help those communities where its personnel live. For such purpose, Bioceres encourages all of its employees and/or officers to actively participate in their communities and to get involved in any initiatives contributing to improve the quality of life. Bioceres employees and officers are further encouraged to support voluntary work and participate in charitable activities and charitable organizations.

6CHAPTER VI

6.1Compliance Procedure

All directors, officers, and employees of Bioceres will be supplied with a copy of the Code. In addition, when commencing their service at Bioceres, all directors, officers and employees will be asked to confirm in writing that they have read and understood, and will comply with, the Code. Updates of the Code will be published on Bioceres website and the Company will provide notice to employees of any such updates. A copy of the Code will also be available to all directors, officers and employees by requesting one from the General Counsel and Chief Compliance Officer, the Audit Committee or at the following link: http://biocerescrops.com/code-of-ethics.

6.2Compliance Control

The Audit Committee, together with the General Counsel and Chief Compliance Officer, will have the authority and responsibility for compliance with this Code, and will take the necessary steps to (i) monitor and ensure compliance with the Code, and (ii) when appropriate, impose and enforce appropriate disciplinary measures.

Violations of this Code may result in appropriate corrective or disciplinary measures, depending on the seriousness of the misconduct. Corrective measures may include, but will not be limited to, warnings, suspensions with or without pay and/or termination of employment, pursuant to the governing labor laws in effect. In the event the misconduct involves illicit behavior, the General Counsel and Chief Compliance Officer and the Audit Committee will be notified for subsequent report to the competent authorities.

6.3Concerns and Advice

Be proactive. A copy of the Code will be maintained on Bioceres’ website at www.biocerescrops.com. Bioceres encourages every employee and officer to act proactively by asking questions, seeking guidance, and reporting suspected misconducts and/or violations of the Code, as well as any violation or suspected violation of the applicable law or regulation in the conduct of Bioceres’ business.

Seek guidance. The best starting point on ethics-related issues or reporting potential violations of the Code is to seek advice from the respective supervisor. However, if the employee has reported the conduct concerned to his/her supervisor and does not believe that he/she has dealt with it properly, or if the officer or employee does not feel he/she can discuss the matter with his/her supervisor, then he/she may report the situation by completing the anonymous form available at htttp://www.biocerescrops.com/code-of-ethics or writing directly to the General Counsel and Chief Compliance Officer via the email address ethics@biocerescrops.com. The employee also has the right to approach the Audit Committee directly to report any violations of the Code via the email address natalia.zang@biocerescrops.com.

When reporting suspected violations of the Code, Bioceres prefers that officers and employees identify themselves to facilitate Bioceres’ ability to take appropriate measures, including conducting any appropriate investigation. However, Bioceres also recognizes that some people may feel more comfortable reporting a suspected violation anonymously. If an officer or employee wishes to remain anonymous, he/she may do so, and Bioceres will make reasonable efforts to protect the confidentiality of the reporting person.

This Code and any amendment to the Code must be approved by the Audit Committee and by the Chairman of the Board of Directors of the Company and, if applicable, must be promptly disclosed to Bioceres’ officers and employees.

Yours sincerely,

Federico Trucco

President of the Board of Directors of Bioceres